OSC Form 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:	GENCO RESOURCES LTD.

Fiscal year end date used
to calculate capitalization:	December 31, 2007

Market value of listed or quoted securities:	Common

Total number of securities of a class or series outstanding at the end of the issuer’s most recent fiscal year	40,770,624	(i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule.)
	$3.65	(ii)
Market value of class or series:	(i) x (ii) =			$148,812,778 (A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed
or quoted on a marketplace in Canada or the United States of America at the end of the financial year)	N/A		$	(B)

Market value of other securities:
			$	(C)
(See paragraph 2.11(b) of the Rule. Provide details of how determination was made.)
(Repeat for each class or series of securities)				(D)
Capitalization
(Add market value of all classes and series of securities)	(A)+(B)+(C)+(D) =			$148,812,778

PARTICIPATION FEE
(From Appendix A of the Rule, select the Participation Fee beside the capitalization calculated above)				$6,700

New Reporting Issuers reduced Participation Fee, if applicable
(See section 2.6 of the Rule)

Participation Fee x Number of entire months remaining in issuer’s fiscal year	$6,700 x 11	=		$6,141.67
12	12

Late Fee, if applicable	N/A
(As determined under section 2.5 of the Rule)				$0